SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29944; File No. 812-13962]

Pacific Life Insurance Company, et al.; Notice of Application

February 13, 2012

Agency: Securities and Exchange Commission (the "Commission").

Action: Notice of application for an order under section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the "Act"), for an exemption from sections 12(d)(1)(A) and (B) of the Act, under sections 6(c) and 17(b) of the Act for an exemption from section 17(a) of the Act, and under section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act.

Summary of the Application: Applicants request an order that would (a) permit certain series of registered open-end management investment companies to acquire shares of other registered open-end management investment companies and unit investment trusts ("UITs") that are within or outside the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as the acquiring company and (b) permit certain series of registered open-end management investment companies relying on rule 12d1-2 under the Act to invest in certain financial instruments.

Applicants: Pacific Life Insurance Company ("Pacific Life"), Pacific Life & Annuity Company ("PL&A," and collectively with Pacific Life and any insurance company controlling, controlled by, or under common control with Pacific Life or PL&A, the "Insurance Companies"); Pacific Life Fund Advisors LLC (the "Manager"); Pacific Select Fund (the "Fund"); and Pacific Select Distributors, Inc. (the "Distributor").

Filing Dates: The application was filed on September 20, 2011, and amended on December 16, 2011 and February 10, 2012.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on March 9, 2012, and

should be accompanied by proof of service on applicants in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F

Street, NE, Washington, DC 20549-1090; Applicants: c/o Robin S. Yonis, Esq., Pacific Life

Fund Advisors LLC, 700 Newport Center Drive, Newport Beach, California 92660.

For Further Information Contact: Mark N. Zaruba, Attorney Advisor, at (202) 551-6878, or

Mary Kay Frech, Branch Chief, at (202) 551-6814 (Office of Investment Company Regulation,

Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the "Company" name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   The Fund is a Massachusetts business trust, registered under the Act as an open-

end management investment company, and is comprised of multiple series (the "Series"), each of

which has its own investment objective, policies and restrictions.[1] Shares of the Series are not

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[1]   Applicants request that the order extend to any future Series of the Fund, and any other existing or future
registered open-end management investment company and series thereof that are part of the same "group of

offered directly to the public. Shares of the Series are offered through separate accounts that are

registered as UITs under the Act ("Registered Separate Accounts") or that are exempt from

registration under the Act ("Unregistered Separate Accounts," and together with the Registered

Separate Accounts, "Separate Accounts") of the Insurance Companies and serve as the

underlying funding vehicles for the variable life insurance contracts and variable annuity

contracts (the "Contracts") issued by the Insurance Companies. Shares of the Series may also be

offered to qualified pension and retirement plans, certain of the general accounts of the Insurance

Companies, or to other Series.

2.   The Manager is a Delaware limited liability company registered as an investment

adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and serves

as investment adviser to the Series. The Manager is a wholly-owned subsidiary of Pacific Life

and PL&A. PL&A is a wholly-owned subsidiary of Pacific Life and Pacific Life is a wholly-

owned subsidiary of Pacific Mutual Holding Company.

3.   The Distributor is a California corporation and serves as the Fund's principal

underwriter and distributor. The Distributor is registered as a broker-dealer with the

Commission and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Distributor

is a wholly-owned subsidiary of Pacific Life. The Distributor also serves as the distributor for

the Contracts.

4.   Applicants request relief to permit: (a) certain Series (each, a "Fund of Funds,"

and collectively, the "Funds of Funds") to acquire shares of registered open-end management

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investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as the Fund and are, or may in the future be, advised by the Manager or any other investment adviser controlling, controlled by, or under common control with the Manager (any such entity is included in the term, "Series"). All entities that currently intend to rely on the requested order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the application.

investment companies and UITs that are not part of the same "group of investment companies,"

as defined in section 12(d)(1)(G)(ii) of the Act, as the Funds of Funds (the "Unaffiliated

Investment Companies" and "Unaffiliated Trusts," respectively, and together, the "Unaffiliated

Funds");[2] (b) the Unaffiliated Investment Companies, their principal underwriters and any broker

or dealer registered under the Securities Exchange Act of 1934, as amended (the "Exchange

Act", and any such broker or dealer, a "Broker"), to sell shares of the Unaffiliated Investment

Companies to the Funds of Funds in excess of the limitations in section 12(d)(1)(B) of the Act;

(c) the Funds of Funds to acquire shares of certain other Series in the same "group of investment

companies," as defined in section 12(d)(1)(G)(ii) of the Act, as the Fund of Funds (the

"Affiliated Funds," and together with the Unaffiliated Funds, the "Underlying Funds");[3] and (d)

the Affiliated Funds, their principal underwriters and any Broker to sell shares of the Affiliated

Funds to the Fund of Funds in excess of the limitations in section 12(d)(1)(B) of the Act.

Applicants also request an order under sections 6(c) and 17(b) of the Act exempting the

transactions described in (a) through (d) above from section 17(a) of the Act to the extent

necessary to permit an Underlying Fund that is an affiliated person of a Fund of Funds to sell its

shares to, and redeem its shares from, the Fund of Funds.

    5.   Applicants also request an exemption to the extent necessary to permit a Fund of

Funds that invests in Underlying Funds in reliance on section 12(d)(1)(G) of the Act (a "Section

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[2]   Certain of the Unaffiliated Funds may have obtained exemptions from the Commission necessary to permit
their shares to be listed and traded on a national securities exchange at negotiated prices ("ETFs").

[3]   Certain of the Underlying Funds currently pursue, or may in the future pursue, their investment objectives
through a master-feeder arrangement in reliance on section 12(d)(1)(E) of the Act. In accordance with condition 12,
a Fund of Funds may not invest in an Underlying Fund that operates as a feeder fund unless the feeder fund is part of
the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as its corresponding
master fund or the Fund of Funds. If a Fund of Funds invests in an Affiliated Fund that operates as a feeder fund and
the corresponding master fund is not within the same "group of investment companies," as defined in section
12(d)(1)(G)(ii) of the Act, as the Fund of Funds and Affiliated Fund, the master fund would be an Unaffiliated Fund
for purposes of the application and its conditions.

12(d)(1)(G) Fund of Funds"), and that is eligible to invest in securities (as defined in section

2(a)(36) of the Act) in reliance on rule 12d1-2 under the Act, to also invest, to the extent

consistent with its investment objectives, policies, strategies and limitations, in financial

instruments that may not be securities within the meaning of section 2(a)(36) of the Act ("Other

Investments").

Applicants' Legal Analysis:

A. Investments in Underlying Funds –Section 12(d)(1)

1.   Section 12(d)(1)(A) of the Act prohibits a registered investment company (an

"acquiring company") from acquiring shares of another investment company (an "acquired

company") if the securities represent more than 3% of the total outstanding voting stock of the

acquired company, more than 5% of the total assets of the acquiring company, or, together with

the securities of any other investment companies, more than 10% of the total assets of the

acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment

company, its principal underwriter and any Broker from selling the shares of the investment

company to another investment company if the sale will cause the acquiring company to own

more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of

the acquired company's voting stock to be owned by investment companies generally.

2.   Section 12(d)(1)(J) of the Act provides that the Commission may exempt any

person, security, or transaction, or any class or classes of persons, securities or transactions, from

any provision of section 12(d)(1) of the Act if the exemption is consistent with the public interest

and the protection of investors. Applicants seek an exemption under section 12(d)(1)(J) of the

Act from the limitations of sections 12(d)(1)(A) and (B) of the Act to the extent necessary to

permit the Funds of Funds to acquire shares of the Underlying Funds in excess of the limits set forth in section 12(d)(1)(A) of the Act and to permit the Underlying Funds, their principal

underwriters and any Broker to sell shares of the Underlying Funds to the Funds of Funds in

excess of the limits set forth in section 12(d)(1)(B) of the Act.

3. Applicants state that the proposed arrangement will not give rise to the policy

concerns underlying sections 12(d)(1)(A) and (B) of the Act, which include concerns about

undue influence by a Fund of Funds or its affiliated persons over the Underlying Funds,

excessive layering of fees, and overly complex fund structures. Accordingly, applicants believe

that the requested exemption is consistent with the public interest and the protection of investors.

4. Applicants state that the proposed arrangement will not result in undue influence

by a Fund of Funds or its affiliated persons over the Underlying Funds. The concern about

undue influence does not arise in connection with a Fund of Funds' investment in the Affiliated

Funds, since the Affiliated Funds are part of the same "group of investment companies," as

defined in section 12(d)(1)(G)(ii) of the Act, as the Funds of Funds. To limit the control that a

Fund of Funds or its affiliated persons may have over an Unaffiliated Fund, applicants state that

condition 1 prohibits: (a) the Manager and any person controlling, controlled by or under

common control with the Manager, any investment company and any issuer that would be an

investment company but for section 3(c)(1) or section 3(c)(7) of the Act advised or sponsored by

the Manager or any person controlling, controlled by or under common control with the Manager

(collectively, the "Group") and (b) any other investment adviser within the meaning of section

2(a)(20)(B) of the Act to a Fund of Funds (each, a "Subadviser"), any person controlling,

controlled by or under common control with a Subadviser, and any investment company or

issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act (or

portion of such investment company or issuer) advised or sponsored by a Subadviser or any person controlling, controlled by or under common control with the Subadviser (collectively, the "Subadviser Group") from controlling (individually or in the aggregate) an Unaffiliated Fund within the meaning of section 2(a)(9) of the Act.

5. Applicants further state that condition 2 precludes a Fund of Funds, the Manager, any Subadviser, promoter or principal underwriter of a Fund of Funds, and any person controlling, controlled by or under common control with any of those entities (each, a "Fund of Funds Affiliate") from taking advantage of an Unaffiliated Fund, with respect to transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or the Unaffiliated Fund's investment adviser(s), sponsor, promoter, principal underwriter and any person controlling, controlled by or under common control with any of those entities (each, an "Unaffiliated Fund Affiliate").

6. Condition 5 precludes a Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) from causing an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, member of an advisory board, Manager, Subadviser, or employee of the Fund of Funds, or a person of which any such officer, director, Manager, Subadviser, member of an advisory board, or employee is an affiliated person (each, an "Underwriting Affiliate," except any person whose relationship to the Unaffiliated Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an "Affiliated Underwriting."

7.	As an additional assurance that an Unaffiliated Investment Company understands the implications of an investment by a Fund of Funds under the requested order, prior to an investment in the shares of the Unaffiliated Investment Company in excess of the limit in section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute an agreement (the "Participation Agreement") stating, without limitation, that their respective boards of directors or trustees (for any entity, the "Board") and their investment advisers understand the terms and conditions of the order and agree to fulfill their respective responsibilities under the order. Applicants note that an Unaffiliated Investment Company (other than an ETF whose shares are purchased by a Fund of Funds in the secondary market) will retain the right at all times to reject any investment by a Fund of Funds.[4]

8.	Applicants do not believe that the proposed arrangement will involve excessive layering of fees. With respect to investment advisory fees, applicants state that, in connection with the approval of any investment advisory contract under section 15 of the Act, the Board of the Fund, including a majority of the trustees who are not "interested persons," as defined in section 2(a)(19) of the Act (for any Board, the "Independent Trustees"), will find that the advisory fees charged to a Fund of Funds under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund's advisory contract(s). Applicants further state that the Manager will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to rule 12b-1 under the Act) received from an Unaffiliated Fund by the Manager, or an

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[4]	An Unaffiliated Investment Company, including an ETF, would retain its right to reject any initial investment by a Fund of Funds in excess of the limit in section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds.

affiliated person of the Manager, other than any advisory fees paid to the Manager or an affiliated person of the Manager by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund.

9.   Applicants state that with respect to Registered Separate Accounts that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level. Other sales charges and service fees, as defined in Rule 2830 of the Conduct Rules of the NASD ("NASD Conduct Rule 2830"),[5] if any, will only be charged at the Fund of Funds level or at the Underlying Fund level, not both. With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of the Fund of Funds will not exceed the limits applicable to funds of funds as set forth in NASD Conduct Rule 2830.

10.   Applicants represent that each Fund of Funds will represent in the Participation Agreement that no Insurance Company sponsoring a Registered Separate Account funding Contracts will be permitted to invest in the Fund of Funds unless the Insurance Company has certified to the Fund of Funds that the aggregate amount of all fees and charges associated with each Contract that invests in the Fund of Funds, including fees and charges at the Separate Account, Fund of Funds, and Underlying Fund levels, is reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Insurance Company.

11.   Applicants state that the proposed arrangement will not create an overly complex fund structure. Applicants note that an Underlying Fund will be prohibited from acquiring securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that such

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[5]   Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.

Underlying Fund: (a) acquires such securities in compliance with section 12(d)(1)(E) of the Act and either is an Affiliated Fund or is in the same "group of investment companies," as defined in Section 12(d)(G)(ii) of the Act, as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

B. Investments in Underlying Funds – Section 17(a)

1.   Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and its affiliated persons or affiliated persons of such persons. Section 2(a)(3) of the Act defines an "affiliated person" of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.

2.   Applicants state that the Funds of Funds and the Affiliated Funds may be deemed to be under common control and therefore affiliated persons of one another. Applicants also state that the Funds of Funds and the Underlying Funds may be deemed to be affiliated persons of one another if a Fund of Funds acquires 5% or more of an Underlying Fund's outstanding voting

securities. In light of these possible affiliations, section 17(a) of the Act could prevent an

Underlying Fund from selling shares to, and redeeming shares from, a Fund of Funds.[6]

3.   Section 17(b) of the Act authorizes the Commission to grant an order permitting a

transaction otherwise prohibited by section 17(a) of the Act if it finds that (a) the terms of the

proposed transaction are fair and reasonable and do not involve overreaching on the part of any

person concerned; (b) the proposed transaction is consistent with the policies of each registered

investment company involved; and (c) the proposed transaction is consistent with the general

purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any person or

transactions from any provision of the Act if such exemption is necessary or appropriate in the

public interest and consistent with the protection of investors and the purposes fairly intended by

the policy and provisions of the Act.

4.   Applicants submit that the proposed transactions satisfy the standards for relief

under sections 17(b) and 6(c) of the Act, as the terms are fair and reasonable and do not involve

overreaching. Applicants state that the terms upon which an Underlying Fund will sell its shares

to or purchase its shares from a Fund of Funds will be based on the net asset value of each

Underlying Fund.[7] Applicants also state that the proposed transactions will be consistent with

the policies of each Fund of Funds and Underlying Fund, and with the general purposes of the

Act.

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[6]   Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Funds of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgement.

[7]   To the extent purchases and sales of shares of an ETF occur in the secondary market (and not through principal transactions directly between a Fund of Funds and an ETF), relief from section 17(a) of the Act would not be necessary. The requested relief is intended to cover, however, transactions directly between ETFs and a Fund of Funds. Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where an ETF could be deemed an affiliated person, or an affiliated person of an affiliated person, of a

C. Other Investments by Section 12(d)(1)(G) Funds of Funds

       1.   Section 12(d)(1)(G) of the Act provides that section 12(d)(1) will not apply to securities of an acquired company purchased by an acquiring company if: (i) the acquiring company and acquired company are part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act; (ii) the acquiring company holds only securities of acquired companies that are part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, government securities, and short-term paper; (iii) the aggregate sales loads and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to section 22(b) or section 22(c) of the Act by a securities association registered under section 15A of the Exchange Act or by the Commission; and (iv) the acquired company has a policy that prohibits it from acquiring securities of registered open-end management investment companies or registered UITs in reliance on section 12(d)(1)(F) or (G) of the Act.

       2.   Rule 12d1-2 under the Act permits a registered open-end investment company or a registered UIT that relies on section 12(d)(1)(G) of the Act to acquire, in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper: (1) securities issued by an investment company that is not in the same group of investment companies, when the acquisition is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the Act; (2) securities (other than securities issued by an investment company); and (3) securities issued by a money market fund, when the investment is in reliance on rule 12d1-1 under the Act. For the purposes of rule 12d1-2, "securities" means any security as defined in section 2(a)(36) of the Act.

Fund of Funds because the investment adviser to the ETF or an entity controlling, controlled by or under common control with the investment adviser to the ETF also is a Manager to the Fund of Funds.

3.   Applicants state that the proposed arrangement would comply with the provisions of rule 12d1-2 under the Act, but for the fact that the Section 12(d)(1)(G) Funds of Funds may invest a portion of their assets in Other Investments. Applicants request an order under section 6(c) of the Act for an exemption from rule 12d1-2(a) to allow the Section 12(d)(1)(G) Funds of Funds to invest in Other Investments. Applicants assert that permitting the Section 12(d)(1)(G) Funds of Funds to invest in Other Investments as described in the application would not raise any of the concerns that the requirements of section 12(d)(1) of the Act were designed to address.

4.   Consistent with its fiduciary obligations under the Act, each Section 12(d)(1)(G) Fund of Funds' board of trustees will review the advisory fees charged by the Section 12(d)(1)(G) Fund of Funds' investment adviser(s) to ensure that the fees are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Section 12(d)(1)(G) Fund of Funds may invest.

Applicants' Conditions:

Applicants agree that the order granting the requested relief shall be subject to the following conditions:

A. Investments in Underlying Funds by Funds of Funds

1.   The members of the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of section 2(a)(9) of the Act. The members of a Subadviser Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Group or a Subadviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Fund,

then the Group or the Subadviser Group (except for any member of the Group or the Subadviser Group that is a Separate Account) will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares. This condition will not apply to a Subadviser Group with respect to an Unaffiliated Fund for which the Subadviser or a person controlling, controlled by, or under common control with the Subadviser acts as the investment adviser within the meaning section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or the sponsor (in the case of an Unaffiliated Trust). A Registered Separate Account will seek voting instructions from its Contract holders and will vote its shares of an Unaffiliated Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An Unregistered Separate Account will either (i) vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares; or (ii) seek voting instructions from its Contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.

2.	No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3.	The Board of the Fund, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that the Manager and any Subadviser are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or a Fund of Funds Affiliate from an Unaffiliated

Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

4. Once an investment by a Fund of Funds in the securities of an Unaffiliated

Investment Company exceeds the limit of section 12(d)(1)(A)(i) of the Act, the Board of the

Unaffiliated Investment Company, including a majority of the Independent Trustees, will

determine that any consideration paid by the Unaffiliated Investment Company to a Fund of

Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair

and reasonable in relation to the nature and quality of the services and benefits received by the

Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated

Investment Company would be required to pay to another unaffiliated entity in connection with

the same services or transactions; and (c) does not involve overreaching on the part of any person

concerned. This condition does not apply with respect to any services or transactions between an

Unaffiliated Investment Company and its investment adviser(s), or any person controlling,

controlled by, or under common control with such investment adviser(s).

5. No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in

its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an

Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated

Underwriting.

6. The Board of an Unaffiliated Investment Company, including a majority of the

Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of

securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an

investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds

the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an

Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of an Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

7.   Each Unaffiliated Investment Company will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth (a) the party from whom the securities were acquired, (b) the identity of the underwriting syndicate's members, (c) the terms of the purchase, and (d) the information or

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materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

8.   Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit of section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.   Before approving any advisory contract under section 15 of the Act, the Board of the Fund, including a majority of the Independent Trustees, shall find that the advisory fees charged to the Fund of Funds under the advisory contract(s) are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the Fund.

10.   The Manager will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company under rule 12b-1 under the Act) received from an Unaffiliated Fund by the Manager, or an affiliated person of the Manager, other than any advisory fees paid to the Manager or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Subadviser will waive fees otherwise payable to the Subadviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Subadviser, or an affiliated person of the Subadviser, from an Unaffiliated Fund, other than any advisory fees paid to the Subadviser or an affiliated person of the Subadviser by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Subadviser. In the event that the Subadviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

11.   With respect to Registered Separate Accounts that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level. Other sales charges and service fees, as defined in NASD Conduct Rule 2830, if any, will only be charged at the Fund of Funds level or at the Underlying Fund level, not both. With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule 2830.

12.   No Underlying Fund will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in

section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund (a) acquires such securities in compliance with section 12(d)(1)(E) of the Act and either is an Affiliated Fund or is in the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

B. Other Investments by Section 12(d)(1)(G) Funds of Funds

13.   Applicants will comply with all provisions of rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Section 12(d)(1)(G) Fund of Funds from investing in Other Investments as described in the application.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary